EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Victoria A. Faw**
Submission Contact Phone Number	**304-769-1112**
Exchange	**NASD**
Confirming Copy	**off**
Filer CIK	**0000726854**
Filer CCC	**xxxxxxxx**
Period of Report	**02/23/11**
Item IDs	**5.02**
	8.01
Notify via Filing website Only	**off**
Emails	**vikki.faw@cityholding.com**

Documents

8-K	**form8-k.htm**
	CHCO Form 8-K, NEO Incentive Comp
GRAPHIC	**chcologo.jpg**
	CHCO logo
8-K	**submissionpdf.pdf**
	Printable copy of CHCO Form 8-K, NEO Incentive Comp

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported)
February 23, 2011



CITY HOLDING COMPANY

(Exact Name of Registrant as Specified in its Charter)

Commission File Number: **0-11733**

West Virginia	**55-0619957**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313

(Address of Principal Executive Offices, Including Zip Code)

304-769-1100

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Compensation Committee recommended, and the Board of Directors of City Holding Company (the "Company") approved, on February 23, 2011, the 2010 incentive compensation for the Company's executive officers, including the Company's principal executive officer and the Company's principal financial officer. The schedule set forth below indicates the 2010 incentive compensation for each of the Company's executive officers.

Name	Title	2010 Incentive Compensation
Charles R. Hageboeck	President & CEO	$ 104,165
David L. Bumgarner	Chief Financial Officer	$ 30,308
Craig G. Stilwell	Executive Vice President, Retail Banking	$ 61,495
John A. DeRito	Executive Vice President, Commercial Banking	$ 56,134
Michael T. Quinlan, Jr.	Senior Vice President, Branch Banking	$ 28,756

Section 8 – Other Events

Item 8.01 Other Events.

On February 23, 2011, the Company's Board of Directors, based upon the recommendation of its Compensation Committee, approved an award of $20,000 of Company Common Stock, par value $2.50, to each non-employee director of the Company on December 31, 2010. The market price of the Company's Common Stock on the date of grant, February 23, 2011, was $33.79 per share.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: February 24, 2011

City Holding Company

By: /s/ David L. Bumgarner

David L. Bumgarner
Chief Financial Officer